Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2006	2005 (As Restated)
	(Dollars in Thousands)
EARNINGS:
Income before income taxes and minority interest	$496,522	$797,771
Add (deduct):
Equity in earnings of unconsolidated entities	(66,376)	(50,229)
Distributions from unconsolidated entities	39,692	31,192
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(10,130)	(7,340)
	$459,708	$771,394
Add fixed charges:
Consolidated interest expense	177,185	160,240
Interest portion (1/3) of consolidated rent expense	30,840	29,641
	$667,733	$961,275

FIXED CHARGES:
Consolidated interest expense	$177,185	$160,240
Interest portion (1/3) of consolidated rent expense	30,840	29,641
	$208,025	$189,881

RATIO OF EARNINGS TO FIXED CHARGES	3.21	5.06

Tax-effected preferred dividends	$245	$256
Fixed charges	208,025	189,881
Fixed charges and preferred dividends	$208,270	$190,137

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	3.21	5.06